December 5, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Rolf Sundwall and Sasha Parikh

Re:	BioCardia, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed April 2, 2019 File No. 000-21419

Ladies and Gentlemen:

BioCardia, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 25, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 000-21419) originally filed with the Commission on April 2, 2019 (the “2018 Form 10-K”).

In this letter, the comment from the Staff has been recited in italicized, bold type, and the comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

ITEM 1. BUSINESS

Cell Processing and Cell Delivery Product Platforms, page 6

1.

You disclose that you "believe the Helix biotherapeutic delivery system is the world's safest and most efficient platform for cardiac therapeutic delivery." Although you disclose the Helix system has received regulatory approval for commercial use in Europe, it has only received FDA approval for investigational use in the United States. Because the Helix system has not received marketing approval from the FDA, it is premature to suggest or imply that it is safe or effective. Please provide to us draft disclosure for future periodic filings revising this or other similar statements accordingly.

■ 125 SHOREWAY ROAD, SUITE B SAN CARLOS, CA 94070 ■ PH: 650-226-0120 ▪ FAX: 650-631-3731 ■ WWW.BIOCARDIA.COM

Securities and Exchange Commission

December 5, 2019

The Company’s statement that we “believe the Helix biotherapeutic delivery system is the world's safest and most efficient platform for cardiac therapeutic delivery” is based on a number of peer reviewed clinical papers by other groups using various delivery systems that was summarized in a 2018 peer reviewed poster presentation at the Transcatheter Therapeutics Conference, which included all of the referenced manuscripts. The accepted abstract for this presentation concludes: “With respect to safety, after 300 clinical cases, the Helix transendocardial delivery system compares favorably to biotherapeutic delivery systems in clinical trial use today. Procedural safety in a real world multicenter experience remains to be established for all biotherapeutic delivery systems.”

With respect to efficiency of delivery, the Company has been involved in a number of preclinical studies, including peer reviewed publications which have shown the Helix system to have a greater efficiency of delivery as measured by the percentage of targeted therapeutic that remains at the target site after delivery, as compared with intracoronary artery infusion and other intramyocardial delivery approaches. For BioCardia’s CardiAMP cells, in a peer reviewed paper published in 2017, the Helix System’s efficiency of delivery was shown to be 18 times more efficient than delivery into the coronary arteries and 3 times more efficient than a comparable straight needle intramyocardial delivery approach. This paper concludes with the following statement: “The Helix transendocardial delivery system has the potential to improve local cell delivery and retention in cardiovascular cell based therapy, thus potentially improving clinical outcomes. Further studies are needed to characterize retention over time and quantify efficiency in an ischemic swine heart model and humans.”

The Company has supplementally delivered to the Staff certain materials supporting these assertions.

The Company did not assert the Helix is “effective.” This is terminology usually reserved for therapies, and the Helix is merely a delivery system for cardiac biotherapeutics. As neither the Helix intramyocardial biotherapeutic delivery system nor any biotherapeutic for intramyocardial delivery has received marketing approval from the FDA and based on the Staff’s comments, the Company proposes to replace the entire paragraph with the following in the Company’s 2019 10-K, with the revisions from original language made in italics:

“Helix biotherapeutic delivery system - delivers therapeutics into the heart muscle with a penetrating helical needle from within the heart. We anticipate submitting Helix for approval in the United States as part of CardiAMP Cell Therapy System. The system is CE marked for commercial use in Europe and is under investigational use in the United States as part of our CardiAMP Cell Therapy System and CardiALLO Cell Therapy System development programs. The Company has published and presented data demonstrating that under investigational use, the Helix has performed favorably in comparison to other investigational biotherapeutic delivery approaches for delivery to the heart with respect to both safety of clinical procedures and efficiency of delivery of therapeutic agents in large animal studies. It has been used in more than 300 clinical procedures and is designed to be used in any catheterization laboratory in the world without the need for additional capital equipment.

* * * * *

■ 125 SHOREWAY ROAD, SUITE B SAN CARLOS, CA 94070 ■ PH: 650-226-0120 ▪ FAX: 650-631-3731 ■ WWW.BIOCARDIA.COM

Securities and Exchange Commission

December 5, 2019

Please direct your questions or comments to me at (650) 226-0123 or via email to dmcclung@BioCardia.com.

Very truly yours, /s/ David McClung David McClung Chief Financial Officer

cc:	Peter Altman., CEO, BioCardia, Inc.
Michael Danaher, Esq., and Nathan Robinson, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

■ 125 SHOREWAY ROAD, SUITE B SAN CARLOS, CA 94070 ■ PH: 650-226-0120 ▪ FAX: 650-631-3731 ■ WWW.BIOCARDIA.COM